Exhibit 4.1

DESCRIPTION OF CLASS B COMMON STOCK OF SCHNEIDER NATIONAL, INC.

The following descriptions are summaries of the material terms of our Amended and Restated Articles of Incorporation, Amended and Restated Bylaws, Amended and Restated 1995 Schneider National, Inc. Voting Trust Agreement and Voting Agreement, Amended and Restated Stock Restriction Agreement and the Schneider Family Board Nomination Process Agreement. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, these documents, which are exhibits to this Annual Report on Form 10-K, and applicable law including the Wisconsin Business Corporation Law (WBCL).

General

Our authorized capital stock consists of 250,000,000 shares of Class A common stock, no par value per share, 750,000,000 shares of Class B common stock, no par value per share and 50,000,000 shares of preferred stock, no par value per share.
Our shares of Class B common stock are registered under Section 12 of the Securities Exchange Act of 1934.

Class A Common Stock

Class A common stock outstanding. As of February 18, 2020, there were 83,029,500 shares of Class A common stock outstanding. All outstanding shares of Class A common stock are fully paid and non-assessable. The Schneider National, Inc. Voting Trust (the “Voting Trust”) holds all outstanding shares of Class A common stock for the benefit of certain Schneider family trusts.

Voting rights. The holder of Class A common stock is entitled to ten votes per share on all matters to be voted upon by our shareholders. See “Voting Trust Agreement.”

Conversion. The Voting Trust is the sole qualified Class A shareholder that is qualified to hold Class A common stock. Our shares of Class A common stock will automatically convert into shares of Class B common stock on a one-for-one basis upon any transfer of Class A common stock, whether or not for value and whether voluntary or involuntary, in exchange for a trust certificate of the Voting Trust representing such share. We shall at all times reserve and keep available out of our authorized but unissued shares of Class B common stock a number of shares of Class B common stock sufficient to effect the conversion of all then outstanding shares of Class A common stock. Our Class A common stock is not and will not be listed for trading on any national stock exchange. Therefore, no trading market is expected to develop in our Class A common stock.

Class B Common Stock

Class B common stock outstanding. As of February 18, 2020, there were 94,090,966 shares of Class B common stock outstanding. All outstanding shares of Class B common stock are fully paid and non-assessable.

Voting rights. The holders of Class B common stock are entitled to one vote per share on all matters to be voted upon by our shareholders.
Our Class A shareholders and Class B shareholders will vote together as a single group on all matters (including the election of directors) submitted to a vote of shareholders, subject to voting with respect to distribution rights as explained below, except as otherwise expressly provided for in our Amended and Restated Articles of Incorporation or required by applicable law.

Conversion. Our Class B common stock is not convertible into any other shares of our capital stock.

Other Rights of Class A Common Stock and Class B Common Stock Generally

Except as otherwise provided in our Amended and Restated Articles of Incorporation or as required by applicable law, the rights of the holders of Class A common stock and Class B common stock are identical, except for the voting rights and conversion, as described above.

Distribution rights. Subject to preferences that may be applicable to any outstanding preferred stock and except as otherwise provided in the Amended and Restated Articles of Incorporation, the holders of Class A common stock and Class B common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. However, a different dividend per share of Class A common stock and Class B common stock may be made if such different dividend is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Rights upon liquidation. In the event of any dissolution, liquidation or winding up of the company, the holders of Class A common stock and Class B common stock are entitled to share ratably in all assets and funds remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. However, a different distribution per share of Class A common stock and Class B common stock may be made if such different distribution is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Subdivision or combination. Shares of Class A common stock and Class B common stock may not be subdivided or combined unless the shares of the other class are concurrently therewith proportionately subdivided or combined in the manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A common stock and Class B common stock on the record date of such subdivision or combination. However, the shares of one class may be subdivided or combined in a different or disproportionate manner if such subdivision or combination is approved in advance by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Merger or consolidation. In the case of any distribution or payment in respect of the shares of Class A common stock and Class B common stock upon the consolidation or merger of the company with or into any other entity, such distribution or payment shall be made ratably on a per share basis among the holders of Class A common stock and Class B common stock as a single class. However, shares of one such class may receive different or disproportionate distributions or payments in connection with such merger or consolidation if (i) the only difference in the per share distribution to the holders of the Class A common stock and Class B common stock is that any securities distributed to a holder of a share of Class A common stock have ten times the voting power of any securities distributed to the holder of Class B common stock or (ii) such merger or consolidation is approved by the affirmative vote of the holders of a majority of the outstanding shares of both Class A common stock and Class B common stock, each voting as a separate group.

Other rights. The holders of our Class A common stock and Class B common stock have no preemptive, subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the Class A common stock and Class B common stock. The rights, preferences and privileges of holders of our Class A common stock and Class B common stock will be subject to those of the holders of any shares of our preferred stock we may issue in the future.

Preferred Stock

Our Board of Directors has the authority to issue shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of the company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Class B common stock.

Election and Removal of Directors; Vacancies

Our Board of Directors will consist of up to fifteen directors, excluding any directors elected by holders of preferred stock voting separately as a series under our Amended and Restated Articles of Incorporation. The exact number of directors will be fixed from time to time by resolution of the Board of Directors. In accordance with our Amended and Restated Articles of Incorporation, our Amended and Restated Bylaws and the Schneider Family Board Nomination Process Agreement, each of our directors will serve for a one-year term or until his or her successor is elected. At each annual meeting of our shareholders, our shareholders will elect the members of our Board of Directors. There is no limit on the number of terms a director may serve on our Board of Directors.
No Cumulative Voting

The WBCL provides that shareholders are not entitled to the right to cumulate votes in the election of directors unless our Amended and Restated Articles of Incorporation provides otherwise. Our Amended and Restated Articles of Incorporation do not provide for cumulative voting for the election of directors.

Shareholder Action by Written Consent

The WBCL permits shareholder action by written consent if so provided by our Amended and Restated Articles of Incorporation. Our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws permit shareholder action by written consent for any action that may be taken at a shareholders’ meeting if written consents are submitted and signed by shareholders entitled to vote at a meeting with voting power not less than the minimum number of votes entitled to vote on such action were a meeting to vote on such action to be held.

Shareholder Meetings

Our Amended and Restated Bylaws provide that special meetings of shareholders may be called only by our Board of Directors or our chief executive officer. Our Amended and Restated Bylaws also provide that a special meeting of shareholders may be held if written demand(s) are submitted by holders of at least ten percent of all votes entitled to be cast on any issue proposed to be considered at such meeting.

Shareholder Approval of Major Transactions

Our Amended and Restated Bylaws state that we shall not enter into any “Major Transaction” unless the consummation of the proposed Major Transaction is conditioned upon the approval of such Major Transaction by 60% of the voting power of our outstanding shares of stock. Our Amended and Restated Bylaws define a Major Transaction as any one of the following: (i) any transaction to which we are party that results in, or would result in, more than 40% of the voting power of our outstanding shares of stock being held collectively by persons who are not members of the Schneider family, (ii) the sale of all or substantially all of our assets, (iii) our dissolution or liquidation, (iv) changing the location of our headquarters from Green Bay, Wisconsin to a different location, (v) the removal of the name “Schneider” from our legal and/or business name or (vi) changing our official color from orange. Our Amended and Restated Articles of Incorporation provide that we shall not enter into any proposed Major Transaction except in accordance with our Amended and Restated Bylaws.

Amendment of Amended and Restated Articles of Incorporation

The affirmative vote of holders of at least 50% of the voting power of our outstanding shares of stock will generally be required to amend provisions of our Amended and Restated Articles of Incorporation. The affirmative votes of at least 75% of our directors and of at least 80% of the outstanding shares of Class A common stock shall be required to amend certain provisions of our Amended and Restated Articles of Incorporation, including the provision related to a Major Transaction described above.

Amendment of Amended and Restated Bylaws

Our Amended and Restated Bylaws may generally be altered, amended or repealed, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of our directors; or

•	the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of voting stock.

The affirmative votes of at least 75% of our directors and of at least 80% of the outstanding shares of Class A common stock and Class B common stock shall be required to amend certain provisions of our Amended and Restated Bylaws, including the corporate governance bylaws, such as director nominations, voting for directors, director qualifications, tenure of directors, director vacancies, committees, indemnification, shareholder approval of Major Transactions and the power to amend certain bylaws related to the corporate governance bylaws. The aforementioned voting requirements are required until the first occurrence of: (i) any of the following Major Transactions: (a) any transaction to which we are party that results in, or would result in, more than 40% of the voting power of our outstanding shares of stock being held collectively by persons who are not members of the Schneider family, (b) the sale of all or substantially all of our assets, (c) our dissolution or liquidation or (ii) the termination of the Voting Trust (as described below).
Voting Trust Agreement

The Voting Trust holds all of the outstanding shares of Class A common stock and is governed by the Amended and Restated 1995 Schneider National, Inc. Voting Trust Agreement and Voting Agreement, which we refer to herein as the Voting Trust Agreement. The Voting Trustees are the members of the corporate governance committee of the Board of Directors who are not Schneider family members. In exchange for shares of Class A common stock transferred to the Voting Trust by Schneider family trusts, the Voting Trustees issued trust certificates evidencing shares of beneficial interest in the Voting Trust equal to the number of shares of Class A common stock transferred to the Voting Trust.

The Voting Trustees do not have any economic rights or investment power with respect to the shares of Class A common stock transferred to the Voting Trust; their rights consist of voting rights. Under the Voting Trust Agreement, the Voting Trust exercises all voting power with respect to shares of Class A common stock. Unless otherwise prescribed by the Voting Trust Agreement, the Voting Trustees must act by majority consent in exercising all voting power with respect to the shares of Class A common stock subject to the Voting Trust. However, if there is a vacancy, the Voting Trustees must act by unanimous consent. On votes with respect to Major Transactions, the Voting Trustees must take direction from the holders of trust certificates, voting in the same proportion as the vote of the holders of trust certificates. As a result, the vote on any Major Transactions will not be controlled by the Voting Trust, but instead will be controlled by certain trusts for the benefit of the Schneider family members holding the trust certificates issued by the Voting Trust.

The Voting Trust also requires the Voting Trustees to vote all shares of capital stock of the company held by the Voting Trust entitled to vote in the election of directors of the company to elect as director: (i) each eligible family member (as defined in the Voting Trust Agreement) who has been nominated in accordance with the Schneider Family Board Nomination Process Agreement (described below); (ii) the Chief Executive Officer; and (iii) each of up to fifteen individuals who are not eligible family members, less the number of individuals elected pursuant to (i) and (ii).
The Voting Trust Agreement will automatically terminate upon:

•
any of the following Major Transactions: (i) any transaction to which we are party that results in, or would result in, more than 40% of the voting power of our outstanding shares of stock being held collectively by persons who are not members of the Schneider family,

(ii) the sale of all or substantially all of our assets or (iii) our dissolution or liquidation;

•
the affirmative vote of holders of trust certificates then holding at least 80% of the shares of beneficial interest in the Voting Trust or the unanimous agreement of the trustees of the Voting Trust to terminate the Voting Trust within 180 days after the issuance of our financial statements for any fiscal year as of the end of which the book value of the company plus any distributions is less than two-thirds of the book value of the company as of the end of any of the five fiscal years of the company preceding such fiscal year; or

•
the time at which the outstanding shares of Class B common stock represent more than 40% of the voting power of the capital stock of the company entitled to vote generally in the election of directors.

Amended and Restated Stock Restriction Agreement

The Amended and Restated Stock Restriction Agreement, which we refer to herein as the SRA, limits the transfer of trust certificates (evidencing shares of beneficial interest in the Voting Trust equal to the number of shares of Class A common stock transferred to the Voting Trust) or any interests therein from the Voting Trust to another party. The SRA provides for two circumstances in which a member of the Schneider family (and holder of a trust certificate) may withdraw shares of Class A common stock from the Voting Trust for sale, and such withdrawn shares shall be converted to shares of Class B common stock effective upon transfer in accordance with the Amended and Restated Articles of Incorporation. The first circumstance is the funding of estate taxes attributable to shares of Class A common stock and the second circumstance is “emergency need” as defined in the SRA. The SRA provides that, prior to the termination of the Voting Trust, any shares of Class A common stock (represented by a trust certificate) that are transferred outside the Schneider family will be distributed from the Voting Trust and converted to shares of Class B common stock effective upon transfer and in accordance with the Amended and Restated Articles of Incorporation. However, if such transfer is to an irrevocable trust providing a surviving spouse with income rights only for the balance of his or her lifetime after which ownership will rest with a descendant of Donald J. Schneider, no conversion to Class B common stock will occur. The SRA will automatically terminate upon the termination of the Voting Trust.

Schneider Family Board Nomination Process Agreement

As described above, the Voting Trust Agreement requires that the trustees of the Voting Trust vote all shares of capital stock of the company held by the Voting Trust entitled to vote in the election of directors of the company to elect as a director of the company each of the eligible family members, as defined in the Voting Trust Agreement, who has been nominated in accordance with the Schneider Family Board Nomination Process Agreement, which we refer to herein as the Nomination Agreement. The Nomination Agreement provides that the five Schneider family members specified in the Nomination Agreement shall have the right to nominate, and the company shall include in the slate of nominees recommended to shareholders of the company for election as a director at any annual or special meeting of shareholders at which directors are to be elected, the two family members specified in the Nomination Agreement for each of the annual meetings held in 2017 through 2025. The directorships will rotate among the five Schneider family members, and each member is anticipated to serve for three consecutive years, plus the remainder of any current rotation at the time of the consummation of this offering. Each Schneider family member nominated in accordance with the Nomination Agreement must satisfy the qualifications for service as a director set forth in the Amended and Restated Bylaws or such qualifications must be waived in accordance with such Amended and Restated Bylaws. The rotation system described above may end earlier than 2025 in the event a Schneider family member is unable or declines to serve all or any portion of his or her term. Each Schneider family member may participate as an observer in all board meetings occurring during the calendar quarter immediately preceding his or her scheduled nomination to the board.

After the rotation system described above is complete, the five specified Schneider family members may, if they have at least 80% of such family members in agreement, propose an amendment to the Nomination Agreement to the corporate governance committee to cover subsequent periods. The amendment shall be consistent with the terms of the Nomination Agreement (including, but not limited to, satisfaction or waiver of the qualifications for service as a director set forth in Amended and Restated Bylaws and equal opportunity for representation among the family branches constituting the issue of Donald J. Schneider) and shall be subject to the approval of the corporate governance committee and the Board of Directors, which approval shall not be unreasonably withheld. During any subsequent period that is not covered by an amendment to the Nomination Agreement that has been so approved, the trustees of the Voting Trust shall not be required to vote for the election of any Schneider family member as a director of the company.

The Nomination Agreement may be amended from time to time with the consent of at least 80% of the five specified Schneider family members and at least 75% of the directors constituting the full Board of Directors, and, in the case of the amendment referred to above, the approval of the corporate governance committee.

Other Limitations on Shareholder Actions

Our Amended and Restated Bylaws also impose some procedural requirements on shareholders who wish to:

•	make nominations in the election of directors;

•	propose that a director be removed;

•	propose any repeal or change in our bylaws; or

•	propose any other business to be brought before an annual or special meeting of shareholders.

Under these procedural requirements, in order to bring a proposal before a meeting of shareholders, a shareholder must deliver timely notice of a proposal pertaining to a proper subject for presentment at such a meeting, and such notice must be accompanied with the following information:

•	a brief description of the business desired to be brought before the meeting of shareholders and the reasons for conducting such business at the meeting;

•	with respect to the shareholder proposing such business:

•	the name and address, as they appear on our books and records;

•
the class and number of shares owned (beneficially or of record) or any other type of ownership, including but not limited to, through any derivative instrument or a proxy, contract or other arrangement that gives the shareholder the right to vote any of our shares;

•	information of such shareholder that would be required to be disclosed in a proxy statement or other filings in accordance with applicable SEC regulations;

•	a representation that such shareholder is a holder of record of stock entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to present such proposed business; and

•	any interest of the shareholder in such business.

To be timely, a shareholder must generally deliver notice:

•	to the Secretary of the company at our principal office; and

•
not later than the close of business on the 90th day prior to, and not earlier than the close of business on the 120th day in advance of the anniversary of, the annual meeting of shareholders held in the prior year.

Limitation of Liability of Directors and Officers

Section 180.0828 of the WBCL provides that a director is not liable to a corporation, its shareholders or any person asserting rights on behalf of the corporation or its shareholders for damages, settlements, fees, fines, penalties or other monetary liabilities arising from the breach of, or failure to perform, any duty resulting solely from his or her status as director, unless the person asserting liability proves that the breach or failure to perform constitutes:

•	a willful failure to deal fairly with the corporation or its shareholders in connection with a matter in which the director or officer has a material conflict of interest;

•	a violation of criminal law, unless the person has reasonable cause to believe his conduct was lawful or had no reasonable cause to believe his conduct was unlawful;

•	a transaction from which the person derived an improper personal profit; or

•	willful misconduct.

As a result, our shareholders do not have the right, through shareholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above. A corporation may limit the immunity provided under Section 180.0828 by its articles of incorporation. We have not provided for such limitation in our Amended and Restated Articles of Incorporation.

Our Amended and Restated Bylaws contain indemnification provisions that are substantially similar to the statutory indemnification provisions.

Forum Selection

Our Amended and Restated Bylaws provide that the Circuit Court for Brown County, Wisconsin or the U.S. District Court for the Eastern District of Wisconsin—Green Bay Division will be the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the WBCL, our Amended and Restated Articles of Incorporation or our Amended and Restated Bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ articles of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable.

Anti-Takeover Effects of Certain Provisions of the Voting Trust, Our Amended and Restated Articles of Incorporation and Our Amended and Restated Bylaws

So long as the outstanding shares of our Class A common stock represent a majority of the combined voting power of common stock, the Voting Trust will effectively control all matters submitted to our shareholders for a vote, except for the vote in any Major Transactions, which will be controlled by certain trusts for the benefit of the Schneider family members or holders of the trust certificates issued by the Voting Trust, as well as the overall management and direction of the company, which may have the effect of delaying, deferring or discouraging another person from acquiring control of the company. After such time as the shares of our Class A common stock no longer represent a majority of the combined voting power of our common stock, the provisions of Wisconsin law, our Amended and Restated Articles of Incorporation and our Amended and Restated Bylaws may have the effect of delaying, deferring or discouraging another person from acquiring control of the company.

Some provisions of our Amended and Restated Articles of Incorporation and Amended and Restated Bylaws could make the following more difficult:

•	acquisition of control of us by means of a proxy contest or otherwise; or

•	removal of our incumbent officers and directors.

In addition, as provided in “Shareholder Approval of Major Transactions” above, we shall not enter into any Major Transaction unless the consummation of the proposed Major Transaction is conditioned upon the approval of such Major Transaction by 60% of the combined voting power of our outstanding shares of stock, with all classes of such stock voting together as a single voting group.

These provisions, as well as our ability to issue preferred stock, are designed to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us, and that the benefits of this increased protection outweigh the disadvantages of discouraging those proposals, because negotiation of those proposals could result in an improvement of their terms.

Anti-Takeover Provisions of the Wisconsin Business Corporation Law

Wisconsin Business Combination Statutes. We are subject to Sections 180.1140 to 180.1144 of the WBCL, which prohibit a Wisconsin corporation from engaging in a “business combination” with an interested stockholder for a period of three years following the interested stockholder’s stock acquisition date, unless before such date, the board of directors of the corporation approved either the business combination or the purchase of stock made by the interested stockholder on that stock acquisition date.

We may engage in a business combination with an interested stockholder after the expiration of the three-year period with respect to such stockholder only if one or more of the following is satisfied:

•	our Board of Directors approved the acquisition of stock before such stockholder’s acquisition date;

•	the business combination is approved by a majority of the outstanding voting stock not beneficially owned by such stockholder; or

•	the consideration to be received by stockholders meets certain fair price requirements of the statute with respect to form and amount.

Section 180.1140 defines a business combination between a “resident domestic corporation” and an “interested stockholder” to include the following:

•	a merger or share exchange with an interested stockholder or a corporation that is, or after the merger or share exchange would be, an affiliate or associate of an interested stockholder;

•
a sale, lease, exchange, mortgage, pledge, transfer or other disposition of assets to or with an interested stockholder or affiliate or associate of an interested stockholder equal to 5% or more of the aggregate market value of the assets or outstanding stock of the resident domestic corporation or 10% of its earning power or income;

•	the issuance or transfer of stock or rights to purchase stock with an aggregate market value equal to 5% or more of the outstanding stock of the resident domestic corporation; and

•	certain other transactions involving an interested stockholder.

Section 180.1140(8)(a) of the WBCL defines an “interested stockholder” as a person who beneficially owns, directly or indirectly, at least 10% of the voting power of the outstanding voting stock of a resident domestic corporation or who is an affiliate or associate of the resident domestic corporation and beneficially owned at least 10% of the voting power of the then outstanding voting stock within the last three years.

Section 180.1140(9)(a) defines a “resident domestic corporation” as a Wisconsin corporation that, as of the relevant date, satisfies any of the following: (i) its principal offices are located in Wisconsin, (ii) it has significant business operations located in Wisconsin, (iii) more than 10% of the holders of record of its shares are residents of Wisconsin or (iv) more than 10% of its shares are held of record by residents in Wisconsin.
Following the closing of this offering we will be a resident domestic corporation for purposes of these statutory provisions.

Wisconsin Fair Price Statute. Sections 180.1130 to 180.1133 of the WBCL provide that certain mergers, share exchanges or sales, leases, exchanges or other dispositions of assets in a transaction involving a “significant shareholder” require a supermajority vote of shareholders in addition to any approval otherwise required, unless shareholders receive a fair price for their shares that satisfies a statutory formula. A “significant shareholder” for this purpose is defined as a person or group who beneficially owns, directly or indirectly, 10% or more of the voting stock of the corporation, or is an affiliate of the corporation and beneficially owned, directly or indirectly, 10% or more of the voting stock of the corporation within the last two years. Any business combination to which the statute applies must be approved by 80% of the voting power of the corporation’s stock and at least two-thirds of the voting power of the corporation’s stock not beneficially owned by the significant shareholder who is a party to the relevant transaction or any of its affiliates or associates, in each case voting together as a single group, unless the following standards have been met:

•	the aggregate value of the per share consideration is at least equal to the highest of:

•
the highest per share price paid for any shares of the same class of common stock of the corporation by the significant shareholder either in the transaction in which it became a significant shareholder or within two years before the date of the business combination, whichever is higher;

•
the market value per share of the same class of the corporation’s common stock on the date of commencement of any tender offer by the significant shareholder, the date on which the person became a significant shareholder or the date of the first public announcement of the proposed business combination, whichever is higher; or

•	the highest preferential amount per share of the same class or series of common stock in a liquidation or dissolution to which holders of the shares would be entitled; and

•	either cash, or the form of consideration used by the significant shareholder to acquire the largest number of shares, is offered.

Wisconsin Defensive Action Restrictions. Section 180.1134 of the WBCL provides that, in addition to the vote otherwise required by law or the articles of incorporation of a resident domestic corporation, the approval of the holders of a majority of the shares entitled to vote on the proposal is required before such corporation can take certain actions while a takeover offer is being made or after a takeover offer has been publicly announced and before it is concluded. This statute requires shareholder approval for the corporation to do either of the following: (i) acquire more than 5% of its outstanding voting shares at a price above the market value from any individual or organization that owns more than 3% of the outstanding voting shares and has held such shares for less than two years, unless an equal offer is made to acquire all voting shares and all securities that may be converted into voting shares or (ii) sell or option assets of the resident domestic corporation that amount to 10% or more of the market value of the resident domestic corporation, unless the corporation has at least three independent directors (directors who are not officers or employees) and a majority of the independent directors vote not to have this provision apply to the resident domestic corporation.

We have elected not to be subject to Sections 180.1130 to 180.1134 of the WBCL.

Wisconsin Control Share Voting Restrictions Statute. Pursuant to Section 180.1150 of the WBCL, unless otherwise provided in the articles of incorporation or otherwise specified by the board of directors, the voting power of shares of a resident domestic corporation held by any person, including shares issuable upon conversion of convertible securities or upon exercise of options or warrants, in excess of 20% of the voting power in the election of directors is limited to 10% of the full voting power of those shares. Our Amended and Restated Articles of Incorporation provide this statute will not apply to the shares of common stock held by the Voting Trust.

Wisconsin Constituency or Stakeholder Provision. Pursuant to Section 180.0827 of the WBCL, in discharging his or her duties to us and in determining what he or she believes to be in our best interests, a director or officer may, in addition to considering the effects of any action on shareholders, consider the effects of the action on employees, suppliers, customers, the communities in which we operate and any other factors that the director or officer considers pertinent.

Listing

Our Class B common stock is listed on the NYSE under the symbol “SNDR.”